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PROSPECTUS SUPPLEMENT
To the Prospectus dated November 23, 2004

Filed Pursuant to Rule 424B(3)
File No. 333-118315

Offer to Exchange
US$400,000,000
7.50% Senior Notes due 2014
that have been registered under the Securities Act of 1933
for
any and all outstanding 7.50% Senior Notes due 2014
that have not been registered under the Securities Act of 1933

        This prospectus supplement updates the prospectus dated November 23, 2004 (the "prospectus") pursuant to which we made an offer to exchange US$400,000,000 of 7.50% Senior Notes due 2014 that have been registered under the Securities Act of 1933 for any and all outstanding 7.50% Senior Notes due 2014 that have not been registered under the Securities Act of 1933. This prospectus supplement updates the prospectus by incorporating business and financial information about our company that is included in our Current Report on Form 6-K dated December 9, 2004 and additional information related to our company that accompanies this prospectus supplement.

        See "Risk Factors" beginning on page 17 of the prospectus for a discussion of factors that you should consider in connection with this exchange offer and an exchange of old notes for new notes.

        Neither the SEC nor any state securities commission has approved or disapproved of these securities or determined that this prospectus is accurate or complete or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is December 14, 2004

Page
Recent Developments	S-1

        You should rely only on the information contained or incorporated by reference in the prospectus, as updated by this prospectus supplement. We have not authorized anyone to provide you with information different from that contained or incorporated by reference in the prospectus and this prospectus supplement. We are offering our new notes only in jurisdictions where the exchange offers are permitted. The information contained in the prospectus, this prospectus supplement and the documents incorporated by reference therein and herein are accurate only as of their respective dates, regardless of the time of delivery of this prospectus supplement. Our business, financial condition, results of operation and prospects may have changed since those dates.

i

RECENT DEVELOPMENTS

Refinancing of Norgener

        On November 26, 2004, Norgener, our subsidiary located in the SING, refinanced a US$29 million supplier's credit with the proceeds from a US$29 million bank facility. This refinancing allowed Norgener to reduce its interest expenses and to extend by two years (to 2009) the final maturity of its obligations.

Refinancing of Chivor S.A. E.S.P.

        On November 30, 2004, Chivor S.A. E.S.P. ("Chivor"), our subsidiary located in Colombia, completed a US$253 million refinancing. As a part of the refinancing, Chivor completed the sale of US$170 million of 9 3/4% Senior Secured Notes due in 2014 (the "Chivor Notes"). Chivor also closed a local peso-denominated Colombian bank facility for approximately US$83 million with a 7-year maturity. Chivor used the net proceeds of the Chivor Notes, together with the net proceeds of the bank facility and Chivor's available cash, to repay in full Chivor's existing outstanding syndicated loan facility of approximately US$260 million.

Declaration of dividends

        On December 6, 2004, our Board of Directors approved the distribution of an interim dividend for fiscal year 2004 totaling US$35.1 million (US$0.00550 per share) that will be paid on December 28, 2004.

S-1

UNITED STATES OF AMERICA
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
OF THE SECURITIES AND EXCHANGE ACT OF 1934

For the period ended on September 30, 2004

Commission File Number: 1-13210

AES GENER S.A.
(Exact name of registrant as specified in its charter)

AES GENER INC.
(Translation of registrant's name into English)

Mariano Sánchez Fontecilla 310, 3rd Floor, Santiago Chile (562) 686 8900
(Address and phone number of principal executive offices)

        Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒        Form 40-F ☐

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

        Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐        No ☒

        If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

        On November 9, 2004, the Registrant filed with the Superintendencia de Valores y Seguros of Chile (the "SVS") a report which included information as to the Registrant's consolidated financial position and results of operations for the period ended on September 30, 2004. Attached is a summary of such consolidated financial information. The report filed with the SVS was prepared on the basis of accounting principles generally accepted in Chile and does not include a reconciliation of such information to accounting principles generally accepted in the United States of America.

        THIS REPORT IS AN ENGLISH TRANSLATION OF, AND A CHILEAN GENERALLY ACCEPTED ACCOUNTING PRINCIPLE PRESENTATION OF, THE FINANCIAL STATEMENTS FOR THE PERIOD ENDED SEPTEMBER 30, 2004, FILED WITH THE SUPERINTENDENCIA DE VALORES Y SEGUROS (SVS) IN CHILE.

Pages
Consolidated Financial Statements as of September 30, 2004	3-7
Management's Analysis of Consolidated Financial Statements Results of AES Gener S.A. for the period ended September 30, 2004	8-15

        THE FINANCIAL STATEMENTS SUBMITTED IN THIS DOCUMENT WERE PREPARED PURSUANT TO ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN CHILE, AND FIGURES ARE IN CHILEAN PESOS (UNLESS OTHERWISE INDICATED).

        In this report, unless the context otherwise requires, the terms "AES Gener", "Gener", "the Company", "we", "us" and "our" refer to AES Gener S.A. and its subsidiaries on a consolidated basis.

AES GENER S.A. AND SUBSIDIARIES

Consolidated balance sheet as of September 30, 2004 and 2003

ASSETS	2004 ThCh$	2003 ThCh$	2004 Th US$
Current assets
Cash	970,665	3,338,902	1,594
Time deposits	1,531,390	35,659,858	2,515
Marketable securities	17,518,566	8,330,096	28,771
Accounts receivable	37,827,049	34,567,153	62,124
Documents receivable	21,605	267,432	35
Miscellaneous accounts receivable	2,974,136	2,803,653	4,884
Accounts and documents receiv. from rel. companies	4,510,570	196,541,136	7,408
Inventories	18,081,647	14,806,427	29,696
Recoverable taxes	665,553	2,696,325	1,093
Prepayments	3,163,062	2,845,702	5,195
Deferred taxes	1,896,995	280,459	3,115
Other current assets	69,488,706	25,708,213	114,122
Total current assets	158,649,944	327,845,356	260,552
Property, Plant and Equipment
Land	8,183,987	8,384,195	13,441
Construction and infrastructure	744,896,677	789,113,922	1,223,348
Machinery and equipment	941,957,416	1,006,450,512	1,546,982
Other property, plant and equipment	8,926,421	7,711,021	14,660
Technical revaluation	38,005,077	42,973,971	62,416
Depreciation	(566,880,134)	(580,084,393)	(930,991)
Net Property, Plant and Equipment	1,175,089,444	1,274,549,228	1,929,856
Other Non—Current Assets
Investment in related companies	102,019,296	123,015,197	167,547
Investment in other companies	18,235,774	0	29,949
Goodwill	5,034,248	8,799,698	8,268
Negative goodwill	0	0	0
Long-term accounts receivable	4,898,979	8,938,098	8,046
Long-term receivables from related companies	2,742,941	3,614,353	4,505
Deferred long-term taxes	0	0	0
Intangibles	6,017,831	5,973,609	9,883
Amortization of intangibles	(4,551,947)	(4,281,021)	(7,476)
Other	48,925,510	52,115,484	80,351
Total other non-current assets	183,322,632	198,175,418	301,072

TOTAL ASSETS	1,517,062,020	1,800,570,002	2,491,480

AES GENER S.A. AND SUBSIDIARIES

Consolidated balance sheet as of September 30, 2003 and 2004

LIABILITIES AND SHAREHOLDERS' EQUITY	2004 ThCh$	2003 ThCh$	2004 ThUS$
Current Liabilities
Short-term bank liabilities	11,590,585	5,421,157	19,035
Short-term portion of long-term bank liabilities	12,875,551	14,781,770	21,146
Short-term portion of bonds and securities payable	6,107,001	27,704,500	10,030
Short-term portion of long-term liabilities	415,697	9,240,051	683
Dividends payable	122,253	120,109	201
Accounts payable	36,755,703	40,650,249	60,364
Documents payable	0	0	0
Miscellaneous accounts payable	247,669	0	407
Accounts and documents payable to rel. companies	988,765	1,066,485	1,624
Provisions	4,983,447	9,533,995	8,184
Withholdings	2,307,719	970,055	3,790
Income taxes payable	3,967,995	384,633	6,517
Anticipated income received	369,491	120,008	607
Deferred taxes	0	0	0
Other current liabilities	4,528,550	0	7,437
Total current liabilities	85,260,426	109,993,012	140,024
Long -Term Liabilities
Long-term bank liabilities	192,787,054	209,229,223	316,615
Bonds and securities payable	327,077,646	606,338,978	537,162
Documents payable	3,188,875	872,967	5,237
Long-term payables to related companies	0	0	0
Provisions	9,698,227	25,111,544	15,927
Deferred long-term taxes payable	20,449,251	4,680,799	33,584
Other	21,394,350	20,370,911	35,136
Total long-term liabilities	574,595,403	866,604,422	943,661
Minority Interest	7,796,425	6,746,511	12,804
Shareholders' Equity
Paid-in capital	722,883,507	664,539,809	1,187,196
Technical revaluation reserve	13,547,446	7,974,477	22,249
Share premium	30,096,523	30,067,338	49,428
Other reserves	47,888,823	54,446,769	78,648
Future dividends reserve	5,392,567	4,859,543	8,856
Retained earnings	2,647,875	6,613,855	4,349
Net income for the period	39,049,260	48,724,266	64,131
Interim dividends	(12,096,235)	0	(19,866)
Subsidiary development stage deficit	0	0	0
Total shareholders' equity	849,409,766	817,226,057	1,394,991

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	1,517,062,020	1,800,570,002	2,491,480

AES GENER S.A. AND SUBSIDIARIES

Consolidated income statement as of September 30, 2003 and 2004

	2004 ThCh$	2003 ThCh$	2004 Th US$
Operating results:
Operating revenue	300,945,880	288,708,034	494,245
Operating expense	(196,105,611)	(185,917,011)	(322,065)
Gross margin	104,840,269	102,791,023	172,180
Administration and sales costs	(13,679,965)	(13,511,319)	(22,467)
Operating income	91,160,304	89,279,704	149,713
Non-Operating results
Financial income	4,899,139	21,754,545	8,046
Share of net income of related companies	1,194,410	5,850,342	1,962
Other non-operating income	8,895,109	1,965,562	14,608
Share of loss of related companies	(7,270)	(377,587)	(12)
Amortization of goodwill	(389,453)	(578,579)	(640)
Financial expense	(42,402,716)	(44,505,106)	(69,638)
Other non-operating expenses	(12,854,482)	(16,033,952)	(21,111)
Price-level restatement	(252,306)	(501,334)	(414)
Foreign exchange variation	4,766,692	(3,930,535)	7,828
Non-operating income/(loss)	(36,150,877)	(36,356,644)	(59,371)
Income before income taxes and minority interest	55,009,427	52,923,060	90,342
Income taxes	(14,757,542)	(2,612,069)	(24,236)
Minority interest	(1,202,625)	(1,586,725)	(1,975)
Amortization of negative goodwill	0	0	0

Net income/(loss)	39,049,260	48,724,266	64,131

AES GENER S.A. AND SUBSIDIARIES

Consolidated cash flow statement for the period ended September 30

	From 01.01.2004 To 09.30.2004 ThCh$	From 01.01.2003 To 09.30.2003 ThCh$	From 01.01.2004 To 09.30.2004 ThUS$
Cash Flow from operating activities
Collection of accounts receivable	319,071,355	285,459,232	524,013
Financial income received	2,160,232	1,898,926	3,548
Dividends and other distributions received	774,615	0	1,272
Other income received	7,657,608	8,596,052	12,576
Payment to suppliers and personnel	(177,732,946)	(134,938,310)	(291,892)
Financial expenses	55,804,206	(45,357,334)	91,648
Income tax payments	(210,454)	(23,918)	(346)
Other expenses	(7,888,045)	(12,343,184)	(12,955)
VAT and other similar payables	(16,867,253)	(18,951,127)	(27,701)
NET CASH PROVIDED BY OPERATING ACTIVITIES	71,160,906	84,340,337	116,868
Cash Flow from financing activities
Proceeds from issuance of shares	63,263,900	13,132	103,899
Borrowings from banks and others	69,269,160	14,264,367	113,761
Proceeds from issuance of bonds	252,110,388	0	414,042
Other borrowings from related companies	0	0	0
Others	547,742	1,375,558	900
Dividends paid	(70,798,580)	(32,140,387)	(116,273)
Capital decrease	0	0	0
Payment of loans	(48,799,009)	(25,294,141)	(80,143)
Payment of bonds	483,044,378	(12,934,140)	793,307
Payment of loans from related companies	0	(435,335)	0
Payment of costs associated with issuance of shares	0	0	0
Payment of costs associated with issuance of bonds	(25,705,693)	0	(42,217)
Other financing activities	0	(632,856)	0
NET CASH PROVIDED BY FINANCING ACTIVITIES	245,156,470	(55,783,802)	399,337
Cash Flow from investing activities
Sales of property, plant and equipment	4,754,393	612,006	7,808
Sales of permanent investments	9,370,649	0	15,389
Sales of other investments	147,689	4,933,211	243
Proceeds from loans to related companies	181,328,640	30,067,715	297,797
Other investing activities	23,936	0	39
Acquisition of fixed assets	(8,412,283)	(4,064,560)	(13,816)
Payment of capitalized interest	(21,571)	(123,522)	(35)
Permanent investments	0	(1,790,721)	0
Investment in financial instruments	(6,579,271)	(14,392,290)	(10,805)
Loans to related companies	0	(26,030,076)	0
Other investing activities	(1,822,222)	(4,332,965)	(2,993)
NET CASH USED IN INVESTING ACTIVITIES	178,789,960	(15,121,202)	293,628
NET DECREASE IN CASH AND CASH EQUIVALENTS	6,794,397	13,435,333	11,158
Price-level restatement of cash and cash equivalents	4,194,118	(3,147,969)	6,888
NET DECREASE IN CASH AND CASH EQUIVALENTS	10,988,515	10,287,364	18,047
Cash and Cash equivalents at beginning of period	58,244,846	40,583,114	95,656

CASH AND CASH EQUIVALENTS AT END OF PERIOD	69,233,361	50,870,478	113,702

AES GENER S.A. AND SUBSIDIARIES

Consolidated cash flow statement for the period ended September 30

RECONCILIATION BETWEEN NET INCOME FOR THE PERIOD AND NET CASH FLOW PROVIDED BY OPERATING ACTIVITIES	From 01.01.2004 To 09.30.2004 ThCh$	From 01.01.2003 To 09.30.2003 ThCh$	From 01.01.2004 To 09.30.2004 ThUS$
Net income	39,049,260	48,724,264	64,131
Sales of Assets	(4,738,257)	(608,541)	(7,782)
Gain on sales of property, plant and equipment	(4,738,257)	(608,541)	(7,782)
Gain on sales of investments	0	0	0
Loss on sales of investments	0	0	0
Gain on sales of others assets	0	0	0
Adjustments to reconcile net income to net cash provided by operating activities	47,932,521	45,955,048	78,720
Depreciation	34,381,670	36,555,217	56,465
Amortization of intangibles	2,400,677	204,402	3,943
Provisions and write-offs	1,569,607	8,259,616	2,578
Participation in net income of related companies	(1,194,410)	(5,850,342)	(1,962)
Participation in net loss of related companies	7,270	377,587	12
Amortization of goodwill	389,453	578,579	640
Amortization of negative goodwill	0	0	0
Price-level restatement	252,306	501,334	414
Exchange difference	(4,766,692)	3,930,535	(7,828)
Other credits to income that do not represent cash flow	(852,466)	(999,006)	(1,400)
Other debits to income that do not represent cash flow	15,745,106	2,397,126	25,858
Change in operating assets	(25,165,910)	(6,534,084)	(41,330)
Increase in accounts receivable	(11,053,985)	1,404,547	(18,154)
Increase in inventories	(6,309,089)	6,885,432	(10,361)
Decrease in other assets	(7,802,836)	(14,824,063)	(12,815)
Change in operating liabilities	12,880,667	(4,783,075)	21,154
Increase (decrease) of accounts payable to related companies	20,305,947	(8,054,534)	33,349
Increase (decrease) of interest payable	(13,577,668)	(1,464,606)	22,299
Increase (decrease) net of income taxes payable	6,414,009	4,269,727	10,534
Increase in other accounts payable related to non-operating results	(240,944)	31,223	(396)
Increase (decrease) of VAT and other similar payables	(20,677)	435,115	(34)
Minority interest in net income	1,202,625	1,586,725	1,975
Net cash provided by operating activities	71,160,906	84,340,337	116,868

Management's Discussion & Analysis of AES Gener S.A.'s
Consolidated Financial Statements for the Period Ended September 30, 2004

        The following section analyzes the consolidated financial statements of AES Gener S.A. ("AES Gener" or the "Company") for the nine month period ended September 30, 2004 and explains the most significant changes that have occurred with respect to the same period in 2003. It also provides a summary of the information included in the financial statements. All currency amounts are expressed in constant Chilean pesos at September 30, 2004 purchasing power and therefore, all comparisons refer to real variations between such date and September 30, 2003.

I.    Summary

        For the nine month period ending September 30, 2004, the Company reported net income of Ch$39,049 million, compared to net income of Ch$48,724 million for the same period in 2003. The decrease in net income is principally explained by an increase in income tax of Ch$12,145 million as a result of appreciation in the Colombian peso which increased Chivor's tax contribution. This negative effect was partially offset by higher operating income of Ch$1,881 million, higher non-operating income of Ch$206 million and lower minority interest losses of Ch$384 million.

  I.    Comparative Analysis and Explanation of the Principal Observed Trends

    a.
    Liquidity

Liquidity		September 2004	September 2003
Current assets/current liabilities	(times)	1.86	2.89
Adjusted liquidity ratio	(times)	0.23	0.43

        The liquidity ratio decreased from 2.89 to 1.86 due to: i) a 52% (Ch$169,195 million) decrease in current assets as a result of a decrease of Ch$192,031 million (US$315.4 million) in accounts receivable from related companies associated with the payment of an intercompany account receivable made by our parent company Inversiones Cachagua Ltda. in February 2004; a portion of such funds were used to pay the tender offers for the Yankee Bonds and Convertible Bonds, and ii) a 23% decrease (Ch$24,733 million) in current liabilities, mainly due to the financial restructuring process concluded in the first half of 2004 that reduced the short term portion of both AES Gener's and its subsidiaries TermoAndes and InterAndes' public debt obligations.

        The adjusted liquidity ratio, which estimates the relationship between available resources, long term deposits and marketable securities with current liabilities decreased principally as a result of the reduction in time deposits by subsidiaries Eléctrica Santiago and Energía Verde of Ch$34,128 million, as well as a decrease in marketable securities of Ch$2,368.

    b.
    Indebtedness

Indebtedness		September 2004	September 2003
Total liabilities/Equity	(times)	0.77	1.20
Current liabilities/Total liabilities	(times)	0.13	0.11
Long term liabilities/Total liabilities	(times)	0.87	0.88
Total liabilities	(million)	659,856	982,684
Coverage financial expenses	(times)	2.30	2.19

        The ratio between total liabilities and equity decreased in part as a consequence of a net increase of Ch$32,184 million in equity due to the capital increase carried out in May and June 2004 (Ch$68,884 million), which was offset by lower retained profits of Ch$25,204 million as a result of lower net income in the first nine months of 2004 and the interim dividend of Ch$12,096 million paid in September 2004. In addition, total liabilities decreased by Ch$316,742 million (US$520.2 million) as a result a decrease in indebtedness due to the early redemption of the AES Gener's Yankee Bonds and Convertible Bonds and TermoAndes and InterAndes' notes, as well as a reduction in the provisions associated with the Convertible Bond premiums.

        Short-term liabilities showed a net decrease of Ch$24,733 million explained by the reduction of: 1) Ch$21,597 million in indebtedness related to the redemption of subsidiaries TermoAndes and InterAndes' notes which was financed with both a new syndicated credit facility and cash resources; 2) Ch$8,824 million in long term obligations with a one year maturity period related to Eléctrica Santiago's custom duties (Ch$3,104) and the maturity repayment of AES Gener's subsidiary Energy Trade's debt with Morgan Stanley (Ch$5,719); 3) Ch$4,551 million in loss provisions primarily related to foreign subsidiary investments; 4) Ch$3,895 million in accounts payable; and 5) Ch$1,906 million in long term bank obligations with a one year maturity period. These variations were offset by the increase of: 1) Ch$6,169 million in short term bank liabilities related to the prepayment of a portion of Energía Verde's bank loan and subsequent transfer of the remaining debt to AES Gener under a line of credit, as well as an increase in coal credit agreements; 2) Ch$4,921 million in retained documents and income taxes; and 3) Ch$4,950 million in others short-term liabilities related with the anticipated payment received by Norgener from Minera Escondida..

        Long-term liabilities registered a net decrease of 34% (equivalent to Ch$292,009 million or US$479.6 million) due to a reduction of: 1) Ch$279,261 million in bond and securities obligations, as a result of early redemption of the Convertible Bonds (Ch$320,085 million), part of the Yankees Bonds (Ch$100,971 million), and TermoAndes and InterAndes' notes (Ch$94,633 million) and lower obligations in pesos due to the transfer of a portion of Eléctrica Santiago's bonds to short-term liabilities (Ch$7,132 million), although the decrease in this account was partially offset by the issuance of a new international bond for US$400 million (Ch$243,560 million) in March 2004; 2) Ch$16,442 million in bank liabilities, primarily related to the amortization of Chivor's loan with a syndicate of banks led by Bank of America and the syndicated loan lead by Deutsche Bank to AES Gener executed in 2004; and 3) Ch$15,143 in lower provisions principally related to the Convertible Bond redemption which was executed during the first half of 2004. The decrease in the above-mentioned long-term liabilities was partially offset by an increase of Ch$15,768 million in deferred taxes associated with fixed asset depreciation and an increase of Ch$3,339 million in accounts payable and other long-term liabilities.

        Financial expense coverage improved primarily as a result of the increase of Ch$2,086 million in income before taxes.

    c.
    Activity

Capital		September 2004	September 2003
Shareholders' equity	(million)	849,409	817,226
Net property, plant and equipment	(million)	1,175,089	1,274,549

Total assets	(million)	1,517,062	1,800,570

    d.
    Results

Results		September 2004	September 2003
Operating revenue	(million)	300,946	288,708
Operating costs	(million)	(196,106)	(185,917)
Operating income	(million)	91,160	89,280
Financial expenses	(million)	(42,403)	(44,505)
Non-operating income	(million)	(36,151)	(36,357)
R.A.I.I.D.A.I.E.(1)	(million)	50,884	57,934
E.B.I.T.D.A. operational(2)	(million)	127,943	126,039
Gain (loss) from the period	(million)	39,049	48,724

(1)
Corresponds to the following entries in the income statement: results before income tax and extraordinary items, less exchange rate differences, less price level restatement and less goodwill amortization.

(2)
Corresponds to the following entries in the income statement: operating income, plus depreciation for the period and the amortization of intangible assets for the period.

Operating Revenue

        For the nine months ending September 30, 2004, AES Gener's consolidated operating revenue totaled Ch$300,946 million (US$494.2 million), Ch$12,238 million higher than the revenue of Ch$288,708 million (US$474.1 million) recorded during the first nine months of 2003. This increase is mainly due to higher revenues of: Ch$15,712 million from regulated customers, Chilectra and Chilquinta, Ch$9,690 million from spot market sales, and Ch$3,414 from fuel, services and other sales. This revenue increase was partially offset by lower revenue recorded by the Colombian subsidiary Chivor of Ch$8,203, lower sales to the unregulated customer Minera Escondida Ltda. (Escondida) of Ch$4,048 million related to the new contractual terms effective since July 2004 and lower energy and capacity sales to other customers of Ch$4,222 million.

        The contribution to total sales in the different markets where AES Gener operates was as follows: SIC (48%), SING (21%), Colombia (20%), other electric services (9%) and fuel and other sales (2%).

        The distribution of physical energy sales expressed in GWh for the nine months ended September 30, 2004 and 2003 was as follows:

	2004		2003
SIC	5,440	44%	4,884	41%
SING	2,063	17%	2,097	18%
Mandatory sales to distribution companies R.M. 88/2003 sales	121	1%	113	1%
Colombia	4,776	38%	4,802	40%

Total	12,400		11,896

Sistema Interconectado Central (SIC):

        Physical sales of electricity in the SIC during 2004 increased by 11% from 4,997 GWh for the nine months ending September 30, 2003 to 5,561 GWh for the nine months ending on September 30, 2004 as a result of higher sales to regulated clients (increase of 510 GWh) and the CDEC-SIC (increase of 121 GWh) which offset the lower level of sales to unregulated clients (increase of 74 GWh), principally due to the expiration of the contract with Hidroeléctrica Guardia Vieja.

        Revenue generated by the electricity business sales in the SIC increased to Ch$143,689 million, which is Ch$15,904 million higher than the Ch$127,785 million registered during the first nine months of 2003. This increase is mainly explained by higher energy sales revenue of Ch$16,604 million in 2004 as a consequence of higher physical energy sales, which increased by 565 GWh, at an average price 7% higher than in the same period in 2003. In the first nine months of 2004, energy sales revenue totaled Ch$104,557, compared to Ch$87,953 in the first nine months of 2003. Capacity sales revenue decreased by Ch$701 million from Ch$39,832 million to Ch$39,131 million from the first nine months of 2003 to the first nine months of 2004, respectively, as explained by the 11% decrease in the average sales price which was offset by an increase of 836 MW in physical capacity sales.

Sistema Interconectado del Norte Grande (SING):

        Physical energy sales in the SING during the first nine months of 2004 decreased by 1.6% from 2,097 GWh as of September 30, 2003 to 2,063 GWh at September 30, 2004 as a result of lower sales to the CDEC-SING (a decrease of 55 GWh) which was partially offset by higher sales to the Zaldivar, Lomas Bayas and Escondida mining companies (an increase of 21 GWh).

        Revenue generated by AES Gener and Norgener's operations in the SING decreased Ch$5,127 million from Ch$67,333 million for the nine months ending September 30, 2003 to Ch$62,206 million for the nine months ending September 30, 2004. This variation is explained mainly by the decrease in capacity sales revenue of Ch$9,738 million and was offset by an increase in energy sales revenue of Ch$4,611 million. Capacity sales revenue decreased, when compared to the first nine months of 2003, as a result of higher revenue from the firm capacity settlement which was received during February 2003 of Ch$2,408 million and lower capacity sales revenue in the first nine months of 2004 of Ch$7,330 million associated with the reduction in the average sales price, despite the increase of 253 MW in the volume sold, which is principally explained by the new terms in the contract with Escondida which became effective in July 2004. The increase in energy sales is due to a higher average sales price, offset by a reduction of 35 GWh in the volume sold.

        In summary, revenue from the Chilean electric sector increased by Ch$10,776 million from Ch$195,118 for the nine months ending on September 30, 2003 to Ch$205,894 million for the nine months ending on September 30, 2004.

Sistema Interconectado Nacional Colombiano (SIN):

        Chivor's revenue in the first nine months of 2004 decreased by Ch$8,203 million from Ch$69,005 million to Ch$60,802 million as a consequence of lower spot and frequency regulation sales equal to Ch$10,857 million compared to the first nine months of 2003, offset by higher contractual sales of Ch$2,654 million. Additionally, physical energy sales in the nine month period ending September 30, 2004 decreased by 26 GWh with respect to sales in the same period in 2003, principally due to lower sales to regulated customers. In Colombian pesos, the average contract sales price increased by 10% from Col$73/kWh (US$25.2/MWh) to Col$80/kWh (US$29.9/MWh) and the average spot price also decreased by 10% from Col$70/kWh (US$24.3/MWh) to Col$63/kWh (US$23.5/MWh) during the first nine months of 2003 and 2004, respectively.

Other Businesses:

        Other revenue from electricity related business increased by Ch$6,250 million, from Ch$65 million for the nine month period ending September 30, 2003 to Ch$6,315 million for the nine month period ending September 30, 2004, principally due to higher revenue of Ch$6,401 million registered in July 2004 associated with the renegotiation of Escondida's energy transmission contract.

        Revenue from other businesses for the nine months ending September 30, 2004 was Ch$27,934 million, representing an increase equal to Ch$3,414 million with respect to the level of

Ch$24,520 million recorded for the nine months ending September 30, 2003. This increase is explained in part by higher coal sales of Ch$2,719 million as a result of higher coal sales to third parties of Ch$5,713, which was offset by lower coal sales of Ch$2,993 million to equity-method investee, Eléctrica Guacolda. This related company purchased coal directly from suppliers during 2004, while in 2003 it determined fuel purchases through bid processes, some of which were awarded to AES Gener. Additionally, other businesses revenue increased as a result of higher gas sales to third parties of Ch$141 million and higher miscellaneous revenue in the amount of Ch$1,480 million. Lower steam sales of Ch$926 million partially offset the overall other businesses revenues.

Operating Costs

        The proportion of fixed and variable operating costs with respect to total operating costs is shown in the following table:

	January-September (Million Ch$)
	2004		2003
Variable operating costs	148,279	76%	136,536	73%
Fixed operating costs	47,827	24%	49,381	27%

TOTAL	196,106	100%	185,917	100%

        For the nine months ending September 30, 2004, operating costs increased by 5.5% (Ch$10,189 million) principally as a result of the increase in costs associated with fuel consumption, transmission system tolls aand other operating costs, which was partially offset by lower costs related to energy and capacity purchases and fuel sales.

Variable Costs

        Variable costs increased by Ch$11,743 million, as explained by the increase in: (1) fuel consumption of Ch$26,739 million associated with higher generation from AES Gener and its subsidiaries' thermoelectric plants, which is primarily due to an increase in coal consumption as a result of higher dispatch of thermoelectric facilities; (2) transmission costs of Ch$1,240 million; and (3) other operating costs of Ch$3,364 million. This increase was partially offset by lower energy purchases of Ch$11,760 million, lower capacity purchases of Ch$5,001 million and a reduction in fuel sale costs of Ch$2,839 million.

        Chile

        The Company's energy purchase costs in the first nine months of 2004 in Chile decreased by Ch$393 million compared to the same period in the previous year. In the SIC, the decrease was Ch$6 million due to a reduction in volume purchased of 577 GWh, although the average purchase price was 40% higher, primarily explained by lower hydroelectric supply in the first few months of 2004 and lower gas availability due to Argentine gas curtailments. In the SING, energy purchase costs decreased by Ch$387 million due to a reduction of 166 GWh in volume purchased, although the average purchase price was 32% higher than during the first nine months of 2003.

        The Company's capacity purchase costs in Chile decreased by Ch$ 5,001 million. In the SIC, these costs decreased by Ch$7,257 million when compared to the same period in 2003, as a consequence of the reversal of provisions totaling Ch$9,036. This reduction was partially offset by the firm capacity settlement payment made in February 2003 of Ch$ 1,069 and higher capacity purchases in the first nine months of 2004 of Ch$711 million, as a result of a 7 MW increase in the quantity purchased and an increase in the average purchase price. In the SING, capacity purchases increased by Ch$2,257 million as a result of the net effect of the regulations which implemented retroactive firm capacity payments among SING members, in accordance with which Norgener's firm capacity payments increased by Ch$2,674 million in the first nine months of 2004. Partially offsetting this increase was a reduction of Ch$417 million in capacity purchases associated with the reduction of 61 MW in the quantity purchased.

        Thermoelectric generation by AES Gener and its Chilean subsidiaries totaled 4,821 GWh during the first nine months of 2004 as compared to 3,574 GWh during the same period of the previous year. This increase in generation is due to lower hydrological reserves and lower gas availability during the first nine months of 2004. AES Gener and its subsidiaries' total generation (thermoelectric and hydroelectric) in the SIC for the period ending September 30, 2004 was 4,269 GWh, of which 3,202 GWh was from thermoelectric facilities. In the first nine months of 2003, total generation in the SIC was 1,619 GWh, of which 1,506 GWh was from thermoelectric facilities. In the SING, for the nine months ending September 30, 2004, AES Gener's subsidiaries' generation totaled 1,619 GWh compared with 2,068 GWh in the first nine months of 2003.

        Colombia

        In the first nine months of 2004, variable operating costs decreased by Ch$10,256 million, from Ch$32,887 million to Ch$22,631 million principally as a result of the decrease in energy purchase costs of Ch$11,366 million, driven by lower energy purchases of 770 GWh and an average energy price in Colombian pesos approximately 3% lower than in the same period in 2003. However, costs related to frequency regulation and other services increased by Ch$1,110 million.

        Generation during the first nine months of 2004 was 3,539 GWh as compared to 2,842 GWh during the same period of 2003. This increase in generation resulted from the application of an improved commercial policy for managing Chivor's reservoir.

Fixed Costs

        Fixed costs decreased by Ch$1,554 million from Ch$49,381 million for the nine months ending September 30, 2003 to Ch$47,827 million for the same period in 2004, mainly due to lower depreciation costs as a result of a lower exchange rate effect related to foreign subsidiaries' costs.

Administrative and Sales Expenses

        Administrative and sales expenses increased by Ch$169 million from Ch$13,511 million for the nine months ending September 30, 2003 to Ch$13,680 million for the same period in 2004. This increase principally results from higher wages, social benefits, taxes and other costs that in the aggregate amounted to Ch$1,972 million, which was partially offset by lower insurance, third party services, computer systems and communication costs together totaling Ch$1,804 million.

Operating Income

        For the nine month period ending September 30, 2004, AES Gener reported positive consolidated operating income of Ch$91,160 million (US$149.7 million) which was Ch$1,880 million higher than the consolidated amount of Ch$89,280 million recorded in the first nine months of 2003. This difference is principally explained by higher revenue received from regulated customers of Ch$15,712, the net effect of the reversal of the firm capacity payment provisions and settlement of Ch$6,586 million, the transmission contract with Escondida in the amount of Ch$6,401 and the extraordinary income of Ch$3,192 from the settlement agreement reached between Eléctrica Santiago and General Electric related to the termination of the construction contract between the parties. This increase in operating income was partially offset by the impact related to the higher dispatch of AES Gener and its subsidiaries' thermoelectric plants which increased fuel consumption costs by Ch$26,739.

Non-Operating margin

        Non-operating income

	January - September (Million Ch$)
	2004	2003
Financial income	4,899	21,755
Other non-operating income	8,895	1,966

Total non-operating income	13,794	23,720

        Non-operating income for the nine month period ended September 30, 2004 decreased by Ch$9,926 million with respect to the value amount recorded for the nine month period ended September 30, 2003. This variation is explained principally by lower financial income of Ch$16,855 million related to the accrual of interest on an intercompany account receivable between AES Gener and its parent company, Inversiones Cachagua Ltda., which was repaid on February 27, 2004. Offsetting this decrease was higher non-operating income of Ch$6,930 million as result of: (1) the positive effect of Ch$5,446 million related to sale of Nacimiento steam plant and the Colombian coal mine Carbones del Cesar in the third quarter of 2004; (2) reversal of income tax provision of Chivor of Ch$1,269 million; and (3) other positive effects including Ch$508 million, which were offset by lower profits from currency forward agreements and lower income form GasAndes guarantee of Ch$294 million.

        Non-operating expenses

	January - September (Million Ch$)
	2004	2003
Financial expenses	42,403	44,505
Other non-operating expenses	12,854	16,034

Total non-operating expenses	55,257	60,539

        For the first nine months ending September 30, 2004, total non-operating expenses decreased by Ch$5,282 million compared to the same period of 2003 due lower other non-operating expenses of Ch$3,179 million and financial expenses of Ch$2,102 million.

        The financial expenses decrease is related to our debt reduction as a result of the financial restructuring in the first half of 2004. Additionally, the financial expenses of 2004 include extraordinary expenses of Ch$5,789 million associated with the interest rate swap held by subsidiaries TermoAndes and InterAndes which was terminated as part of the new long-term syndicated credit agreement executed to refinance the indebtedness of these subsidiaries. By excluding this extraordinary effect, financial expenses decreased Ch$7,892 million.

        Non-operating expenses for the nine month period ended September 30, 2004 decreased as a result of lower supplies and inventories write-off of Ch$5,115 million and lower provision related to the loss on sale of Oilgener and Fell Block assets, Chivor income tax and others for an aggregate of Ch$4,503 million. These reductions were partially offset by an increase in the amortization cost of Ch$2,843 million associated with the placement expenses of the new senior notes issued by the Company in March 2004, higher costs related to the sale of investments in related companies of Ch$1,006 million and others of Ch$2,426 million.

        Investments in related companies

	January—September (Million Ch$)
	2004	2003
Gains from investment in related companies	1,194	5,850
Loss from investment in related companies	(7)	(378)
Amortization of goodwill	(389)	(579)

Total gains (losses) from investment in related companies	798	4,894

        The contribution from investments in related companies was Ch$4,096 million lower, principally as a result of negative variations in the net income of Itabo and Guacolda and the different accounting criteria applied to our investments in Gasoducto GasAndes and Gasoducto GasAndes Argentina, which is explained below.

        For the first nine months ending September 30, 2004, Guacolda registered a net income of Ch$1,537 million which negatively compares with net income recorded at September of 2003 in the amount of Ch$10,184 million. The operating income recorded a negative variation of Ch$2,099 million, mainly due to lower energy and capacity revenues of Ch$2,860 million and higher fuel consumption costs of Ch$2,337 million, which was not fully compensated by higher transmission and other revenues. Additionally, the loss associated with non-operating income increased from Ch$239 million for the nine months ending September 30, 2003 to Ch$8,438 million in the same period of 2004, as a consequence of a higher exchange rate effect of Ch$8,146 million.

        Itabo, which is located in the Dominican Republic and in which AES Gener has 25% ownership participation, registered positive net income of Ch$1,523 million for the nine months ending September 30, 2004, as compared with a Ch$1,523 million loss for the nine months ending September 30, 2003. This variation is a result of an increase in operating income of Ch$5,313 million. Partially offsetting this increase was a reduction in non-operating income of Ch$2,744 million.

        As a result of an accounting change implemented on January 1, 2004, by the Chilean Superintendency of Securities and Insurances in Circular N. 1,697 with respect to the criteria used to account for equity- method investees, AES Gener's 13% ownership in related companies, Gasoducto GasAndes and Gasoducto GasAndes Argentina, was no longer recorded under the equity-method of accounting for the six months ending June 30, 2004. This new rule increased the minimum ownership requirement for classifying investments under the equity-method from 10% to 20% and as a consequence, at June 2004 these investments were reclassified to investments in other companies. Therefore, for the nine month ending September 30, 2004 we did not record any gain(losses) form investments in related companies from Gasoducto GasAndes and Gasoducto GasAndes Argentina.

        Minority Interest

        Minority interest decreased by Ch$384 million primarily due to an investment adjustment in subsidiary Electrica Santiago in which AES Gener has 90% ownership participation.

        Price-level Restatement and Exchange Rate Differences

        The price-level restatement generated losses of Ch$252 million, compared with losses of Ch$501 million in 2003. The CPI factor applied for the nine months period ending September 30, 2004 was 1.9% as compared to a factor of 1.2% for the nine months period ending September 30, 2003.

        Exchange rate differences generated a positive effect of Ch$4,767 million for the nine months period ending September 30, 2004 compared with a negative effect of Ch$3,931 million recorded for the nine months period ending September 30, 2003. This increase is principally due to a nominal devaluation of the Chilean peso of 2.5% between December 31, 2003 and September 30, 2004, as compared with a nominal appreciation of 8.0% for the period from January to September 2003.

        Income Tax

        Income tax increased from an expense of Ch$2,612 million for the nine months ending September 30, 2003 to an expense of Ch$14,758 million for the nine months ending September 30, 2004. This increase is mainly due to higher income tax of Chivor due to the 7% appreciation of the Colombian peso during 2004 compared to a 1% devaluation in the same period of 2003. This effect was partially offset by higher tax losses generated at Gener due to the devaluation of the Chilean peso in 2004.

Net Income

        For the nine month periond ending September 30, 2004, the Company recorded net income of Ch$39,049 million, while in the same period of the prior year it recorded net income of Ch$48,724 million.

e. Yield

Profitability		September 2004	September 2003
Return-on assets(1)	(%)	2.35	2.56
Return-on-equity(1)	(%)	4.69	6.16
Yield of operating assets(2)	(%)	7.44	6.63
Net income/Share(3)	(pesos)	6.88	8.65

1.
Return-on-assets and return-on-equity are calculated considering net income for the nine months ending September 30 of each year.

2.
Operating assets included in this indicator are total fixed assets.

3.
Net profit per share for the nine months ending September 30, 2004 and September 30, 2003 was calculated considering the number of paid-in shares on each date.

        Return-on-assets profitability decreased as a result of lower net income of Ch$39,049 million registered in first nine months of 2004, as compared with net income of Ch$48,724 million for the same period in 2003. Return-on-equity also decreased as a result of the lower level of net income in 2004.

        The operating assets ratio improved due to an increase of Ch$1,880 million in the Company's operating income, primarily explained by the grow in the operating margin as a result of higher revenues of Ch$12,238 million.

        The decrease in net income per share is explained by lower net income and the 714 million increase in shares as a result of the capital increase effectuated between May 20, 2004 and June 19, 2004.

III.    Analysis of differences between book values, market and/or economic values of principal assets

        Fixed assets decreased by Ch$99,460 million mainly due to the variation in exchange rates and the effect of such variation on the assets of AES Gener's TermoAndes, InterAndes and Chivor subsidiaries. These companies record their assets in US dollars in accordance with Technical Bulletin No. 64 of the Chilean Association of Accountants, which stipulates that investments that are not an extension of the parent company's activities and are located in unstable countries are to be accounted for in US dollars.

        Current assets decreased significantly due to the repayment of the intercompany account receivable by our parent company, Inversiones Cachagua Ltda. and the February 2004 dividend payment and other payments made during the financial restructuring process, including early redemption of the Convertible Bonds and a large part of the Yankee Bonds.

        Additionally, other assets as of September 30, 2004, decreased by Ch$14,853 million relative to September 30, 2003 amounts as a consequence of a reduction of: (1) Ch$20,996 million in equity method investments explained by lower net income obtained during the first nine months of 2004; 2) Ch$3,190 million in other assets associated with the trust account deposits maintained until April 2004 as required under the TermoAndes and InterAndes credit agreements; 3) Ch$3,765 million related to lower investments associated with Guacolda and Electrica Santiago; 4) Ch$871 million in long term accounts receivable; and 5) Ch$1,142 million in various other assets. These reductions were partially offset by the increase of Ch$18,236 million in investments in other companies associated with Gasoducto GasAndes, Gasoducto GasAndes Argentina and CDEC-SIC and intangible assets of Ch$44 million.

        The Company's assets are valued according to general accepted accounting principles in Chile and the instructions set forth by the Superintendency of Securities and Insurance. Based on present conditions, our management believes that the economic value of Chivor and TermoAndes and InterAndes is lower than their respective book values. In the case of Chivor, this is in part a consequence of the regulatory changes which have considerably reduced revenue as well as electricity price restrictions and the relatively low growth in electricity demand in Colombia. In the case of TermoAndes and InterAndes, the principal reasons are the overcapacity in the SING and the dispatch restrictions imposed by the CDEC-SING. Nevertheless, in both cases, there is no evidence that the operation of these companies will permanently produce revenue insufficient to cover all of their costs, including fixed asset depreciation. Under these circumstances and in accordance with Technical Bulletin No. 33, paragraph 25 and Technical Bulletin No. 64, paragraph 47, no adjustment to the book value of the above-mentioned assets has been made.

IV.    Analysis of the most significant variations which occurred during the period in the markets in which the Company participates and in competition and market share.

Market

        AES Gener's generation activity in Chile is fundamentally developed through two main electrical systems, the Sistema Interconectado Central (SIC), covering from the southern portion of Region II to Region X, and the Sistema Interconectado del Norte Grande (SING), covering from Region I into part of Region II.

        SIC: During the period from January to September 2004, electricity sales in the SIC increased by 7.9% as compared with a 5.8% increase in the same period in 2003. The average marginal cost in US dollars in first nine months of 2004 was 34.5 mills/kWh versus 16.6 mills/kWh in the same period last year. This increase is explained principally by lower hydroelectric supplies during the first few months of the year at the beginning of the rainy season and lower availability dispatch of natural gas-fired plants due to Argentine natural gas restrictions.

        SING: The increase in demand for electric energy in the SING during the period from January to September of 2004 was 6.8%, while during the same period in 2003 energy sales increased by 11.3%. The average price during the first nine months of 2004 was 24.8 mills/kWh, which is higher than the average marginal cost of 14.9 mills/kWh in the same period in 2003, primarily as a result of lower dispatch of the system's natural gas-fired plants caused by Argentine natural gas restrictions.

        Colombia: Chivor is one of the principal generators in the SIN. During the nine month period ended September 30, 2004 electricity demand in the SIN increased by 2.7% with respect to the prior year. As a result of higher hydroelectric availability in the period, average spot prices in Colombian pesos decreased to Col$62.8/kWh (23.5 mills/kWh) in the first nine months of 2004, as compared with Col$70.0/kWh (24.4 mills/kWh) during the same period in 2003.

        Competition and Market Share:

        During the first nine months of 2004, generation from AES Gener's plants (6,002GWh) in the SIC, including Guacolda, was higher than the same period in 2003, due to higher marginal costs in the system and an increase in demand in the SIC (4,811 GWh). In the nine month period ending September 30, 2004, AES Gener and its related companies, including Guacolda, provided 2.6% of the SIC's total generation, while during the same period in 2003 this contribution was 19.4%.

        In the SING, total net generation increased by 6.9% and AES Gener's related companies (Norgener and TermoAndes) provided 19.6% of the SING's total generation which is significantly higher than the 18.6% registered in the nine months of 2003.

        In Colombia, Chivor's sales represented 13.6% of total demand for electricity in Colombia in the nine months ending September 30, 2004, compared to 12.7% recorded in the same period of 2003. This increase was generated as a result of higher availability of hydroelectric resources which permitted Chivor to increase its sales in the spot market.

V.    Description and analysis of the principal components of net cash flows provided by operating, investment and financing activities in the corresponding period.

        Total net cash flow for the nine month period ending September 30, 2004 was positive in the amount of Ch$10,989 million, higher than the net cash flow for the nine months ended September 30, 2003, which was also positive in the amount of Ch$10,287 million. The difference of Ch$701 million between the two periods relates to the financial restructuring process carried out by the Company which included repayment of the intercompany account receivable by parent company Inversiones Cachagua Ltda., the early redemption of the Convertible Bonds and a significant part portion of the Yankee Bonds, the issuance of US dollar senior notes with maturity in 2014, AES Gener's capital increase and the refinancing of subsidiaries' TermoAndes and InterAndes indebtedness.

        In the first nine months of 2004, operating activities generated a positive cash flow of Ch$71,161 million, Ch$13,179 million less than the level obtained during the first nine months of 2003 of Ch$84,340 million, which is explained by: 1) Ch$42,795 million in higher payments to suppliers; 2) Ch$10,447 million associated with higher interest paid during the period related to the early debt redemptions; and 3) Ch$1,125 million in other operating activities. These outflows were partially offset by higher revenue of: 1) Ch$33,612 million in collections from accounts receivable; 2) Ch$4,455 million in lower expenses; 3) Ch$2,084 million in lower taxes paid; 4) Ch$775 million in dividends received; and 5) Ch$261 million in financial revenue.

        Financial activities during the first nine months of 2004 generated a negative cash flow of Ch$243,156 million compared with the negative flow of Ch$55,784 million in the same period of 2003. The difference of Ch$187,373 million is explained primarily by: 1)decrease in indebtedness of Ch$470,110 million as a result of the early redemption of AES Gener's Convertible Bonds and a significant portion of the Yankee Bonds, as well as TermoAndes and InterAndes' notes; 2) Ch$38,658 million in higher dividend payments in February 2004 related to the distribution of 100% of the net income from the previous fiscal year plus an interim dividend of US$19.5 million in September 2004; 3) Ch$25,706 million of expenses associated with the placement of US$400 million in senior notes; 4) Ch$23,505 million in higher loan payments; and 5) Ch$828 million related to a reduction in other financing sources. The negative financial cash flow was partially offset by the following: 1) Ch$252,110 million from the placement of US$400 senior notes in the international markets; 2) Ch$63,250 million in the placement of shares related to the capital increase effectuated in

May and June of 2004; 3) Ch$55,005 million in loans obtained under the new syndicated credit agreement led by Deutsche Bank which was granted to AES Gener in order to re-finance TermoAndes and InterAndes' indebtedness; and 4) Ch$ 1,068 million in other positive financing flows.

        Finally, investment activities resulted in a positive revenue cash flow of Ch$178,790 million, which positively compares with the negative flow of Ch$15,121 million during the first nine months of 2003. This difference of Ch$193,911 million is explained by: 1) higher collections from and less loans to related companies of Ch$177,291, related to the repayment of the intercompany account receivable in February 2004 with our parent company Inversiones Cachagua Ltda.; 2) Ch$9,371 million associated with revenue from the sale of Energía Verde's Nacimiento plant to customer Empresas CMPC S.A.; 3) Ch$7,813 million from lower investments in financial instruments; 4) Ch$4,142 million in higher revenue from the sale of fixed assets related to the sale of Carbones del César; 5) Ch$2,511 million from other investment payments; and 6) Ch$1,917 million from other investment revenue. These positive investment activities were offset by: 1) Ch$4,786 million in lower revenues from other investments; and 2) Ch$4,348 million in higher investments in fixed assets.

VI.    Analysis of Market Risk

        The Company has no formal coverage policies for risks related to exchange and interest rates. However, management is constantly evaluating alternatives to determine the advantages of executing coverage contracts in order to minimize the above mentioned risks.

        Interest rate

        As of September 30, 2004, 63% of AES Gener's long-term debt obligations contained fixed rate interest terms and 37% contained variable interest rates. All of the Company's variable interest rate long-term debt obligations were executed in US dollars and indexed to Libor. At the closing of the financial statements, the Company's interest exposure predominantly resulted from the following credit agreements: Chivor (US$260 million) and AES Gener (US$78 million).

        Exchange rate

        As of September 30, 2004, nearly 97% of our long-term obligations were exposed to exchange rate fluctuations between the US dollar and the Chilean peso. The remaining 3% are obligations denominated in Chilean Unidades de Fomento or Ufs, which are exclusively related to Electrica Santiago's outstanding bonds totaling 1,086,000 UF.

        Other risks related to the electricity market

        Tariff setting: A significant part of AES Gener's revenues is related to the regulated node price set by the authorities every six months. In Chile, the principal components of the tariff setting formula used for the node price are expressed in US dollars which results in natural coverage for the fluctuation between the US dollar and the Chilean peso.

        Fuel Price: As AES Gener is a company with a primarily thermoelectric generation, fuel price variations in coal, natural gas and diesel may alter the Company's cost composition.

        Electric regulation: In March 2004, the new Chilean electricity law was enacted. This law reduces the price adjustment band from 10% to 5% and clarifies the methodology for determining transmission costs, among other provisions. AES Gener estimates that transmission costs will not increase significantly as a result of the new law.

        Natural Gas Supply Curtailments: In March 2004, the Argentine government issued certain resolutions which restrict natural gas exports to Chile. These restrictions, if permanent, may negatively affect prices and consequently, operating costs in the markets in which AES Gener operates with an impact on operating margins.

        The composition of operating revenues and costs in foreign currency at September 30 of each year is as follows:

Item	Currency	2004%	2003%
Operating	Dollar (US$)(1)	98	99
Revenue	UF and Indexed Pesos	—	—
	Non-indexed Pesos	2	1
Operating	Dollar (US$)	61	66
Costs	UF and Indexed Pesos	28	26
	Non-Indexed Pesos	11	8

SIGNATURE

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AES GENER S.A. (Registrant)
By:	/s/ FRANCISCO CASTRO Francisco Castro Chief Financial Officer

Dated: December 9, 2004

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AES GENER S.A. AND SUBSIDIARIES Consolidated balance sheet as of September 30, 2004 and 2003
AES GENER S.A. AND SUBSIDIARIES Consolidated balance sheet as of September 30, 2003 and 2004
AES GENER S.A. AND SUBSIDIARIES Consolidated income statement as of September 30, 2003 and 2004
AES GENER S.A. AND SUBSIDIARIES Consolidated cash flow statement for the period ended September 30
AES GENER S.A. AND SUBSIDIARIES Consolidated cash flow statement for the period ended September 30
Management's Discussion & Analysis of AES Gener S.A.'s Consolidated Financial Statements for the Period Ended September 30, 2004
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